Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine Months Ended September 30	Year Ended December 31
	2017	2016	2015	2014	2013	2012
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,621	$773	$1,735	$1,216	$1,177	$764
Plus:
Fixed charges exclusive of capitalized interest	147	215	210	278	280	277
Amortization of capitalized interest	4	5	5	5	4	5
Adjustments for equity affiliates	8	2	73	5	1	—
Total	$1,780	$995	$2,023	$1,504	$1,462	$1,046

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$78	$125	$125	$187	$196	$210
Rentals - portion representative of interest	69	90	85	91	84	67
Fixed charges exclusive of capitalized interest	147	215	210	278	280	277
Capitalized interest	6	8	9	16	10	8
Total	$153	$223	$219	$294	$290	$285

Ratio of earnings to fixed charges	11.6	4.5	9.2	5.1	5.0	3.7

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations.